UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

NovaDel Pharma Inc.

(Name of Issuer)

Common Stock, $.001 per share

(Title of Class of Securities)

66986X106

(CUSIP Number)

March 6, 2009

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☑ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 66986X106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above person (entities only) Lester E. Lipschutz
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization	United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power	2,772,860
	6. Shared Voting Power	-0-
	7. Sole Dispositive Power	2,772,860
	8. Shared Dispositive Power	-0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person	2,772,860
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.	Percent of Class Represented by Amount in Row (9)	4.5%(1)
12.	Type of Reporting Person (See Instructions)

IN

Item 1(a)	Name of Issuer:

NovaDel Pharma Inc.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

25 Minneakoning Road

Flemington, NJ 08822

Item 2(a)	Name of Persons Filing:

Lester E. Lipschutz

Items 2(b)	Address of Principal Business Office, or, if none, Residence:

WolfBlock LLP

1650 Arch Street — 22nd Floor

Philadelphia, PA 19103

Item 2(c)	Citizenship:

United States

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

66986X106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

Mr. Lipschutz may be deemed the beneficial owner of 2,772,860 shares. Beneficial ownership consists of voting and dispositive power over (i) 2,770,360 shares owned by the Lindsay A. Rosenwald 2000 (Delaware) Irrevocable Indenture of Trust for which Mr. Lipschutz serves as a trustee and (ii) 2,500 shares owned by Mr. Lipschutz personally.

(b) Percent of Class: 4.5%(1)

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: 2,772,860

(ii) Shared power to vote or to direct the vote: -0-

(iii) Sole power to dispose or direct the disposition of: 2,772,860

(iv) Shared power to dispose or direct the disposition of: -0-

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☑

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: March 6, 2009

/S/ LESTER E. LIPSCHUTZ
Lester E. Lipschutz

(1)	Based on 60,692,260 shares issued and outstanding as of November 1, 2008, as reported on Form 10-Q for the quarterly period ended September 30, 2008.